French public limited company with a Board of Directors and share capital of €747, 750.77
Registered office : 14 Avenue de l'Opéra – 75001 PARIS
Registered with the Paris Trade and Companies Register under No. 492 002 225

HALF-YEAR FINANCIAL REPORT

AS OF JUNE 30, 2026

CONTENTS

GENERAL INFORMATION

Definitions

In this Half-Year Financial Report, unless otherwise indicated:

- The terms “Company” or “Biophytis” refer to Biophytis SA, whose registered office is located at 14 Avenue de l’Opéra – 75001 PARIS, France, registered with the Paris Trade and Companies Register under No. 492 002 225.

- “Financial Report” refers to this half-year financial report as of June 30, 2026.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases.

BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule under development for muscle diseases (sarcopenia, Phase 3 ready to initiate, and Duchenne muscular dystrophy), respiratory diseases (COVID-19, Phase 2–3 completed) and metabolic diseases (obesity, Phase 2 ready to initiate).

The Company is based in Paris, France, and has subsidiaries in Cambridge, Massachusetts, United States, and in Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS – FR001400OLP5), and its American Depositary Shares (ADSs) are traded on the OTC market (BPTSY – US 09076G401).

For more information, www.biophytis.com

1. 1. Certification by the person responsible for the half-year financial report

1.1 Person responsible for the half-year financial report

Stanislas VEILLET, Chairman and Chief Executive Officer

1.2 Certification by the person responsible

(Article 222-3, paragraph 4, of the General Regulation of the Autorité des Marchés Financiers)

“I certify that, to the best of my knowledge, the condensed consolidated financial statements for the past six months have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and all entities included in the consolidation, and that the accompanying half-year management report provides a fair review of the significant events that occurred during the first six months of the financial year, their impact on the financial statements and the principal related-party transactions, and describes the principal risks and uncertainties for the remaining six months of the financial year.”

Paris, October 30, 2026.

Stanislas VEILLET, Chairman and Chief Executive Officer



2. 2. Management report for the six months ended June 30, 2026

2.1 Business developments and significant events

2.1.1 Research and development

During the first half of 2026, Biophytis continued to advance its clinical programs, primarily in sarcopenia and obesity, and to implement its partnership strategy, particularly in Asia. The Company also continued its financing and debt restructuring activities. During the first half of 2026, Biophytis continued the development of BIO101 (20-hydroxyecdysone), primarily for the sarcopenia and obesity indications. In **sarcopenia**, the Company continued preparations for the Phase 3 clinical trial under the SARA program. The partnership announced in Asia in January 2026 provides for the financing and conduct of this trial through a dedicated joint venture, the establishment of which progressed during the six-month period. In **obesity**, the Company continued preparations for the Phase 2 clinical program for BIO101. The program's key objectives were presented in March 2026 at the *Intrinsic Capacity, Frailty and Sarcopenia Research Conference for Healthy Longevity* in Washington.

In parallel, Biophytis strengthened its computational longevity research activities with LynxKite Technologies. The MASSIVE program aims to identify, including through the use of artificial intelligence, new synthetic activators of the Mas receptor with the potential to become future drug candidates, initially for sarcopenia. This collaboration was also extended to other longevity-related applications, including dry age-related macular degeneration.

2.1.1.1.1.1.1. OBA programs – development of BIO101 in obesity

During the first half of 2026, Biophytis continued preparations for the Phase 2 OBA trial, designed to evaluate BIO101 for the preservation of muscle function in patients receiving semaglutide for obesity. The randomized, double-blind, placebo-controlled trial is expected to enroll 164 patients with obesity or overweight and a comorbidity, receiving BIO101 at 350 mg twice daily or placebo, in addition to semaglutide and a reduced-calorie diet. The primary endpoint is the change in knee extension strength at 21 weeks. Version 6 of the protocol provides for an additional 12-week follow-up after discontinuation of semaglutide. ANVISA approved Version 5 in June 2026. Submissions of Version 6 to the FDA and ANVISA, and of Part II in Europe, are being prepared; submissions to the FDA and in Europe are planned for the second half of 2026. Operational preparations continued, including the qualification of European trial sites and the identification of service providers. The timing of trial initiation remains to be confirmed.

2.1.1.1.1.1.2. SARA program – development in sarcopenia

During the first half of 2026, Biophytis continued preparations for SARA-31, a Phase 3 trial of BIO101 in sarcopenia, by identifying and qualifying additional clinical trial sites in France and Spain and beginning the identification of manufacturing sites for clinical batches. These activities will continue in the second half of 2026. Trial initiation remains subject to the conclusion of partnerships and the availability of funding.
The Asian joint venture, incorporated during the six-month period, provides a framework for the financing and development of SARA-31 in Asia (see "Partnerships").

2.1.1.1.1.1.3. COVA and MYODA programs

As part of the optimization of our project portfolio and in line with our strategic priorities, clinical development programs deemed non-priority and outside the defined strategy have been suspended. This decision reflects a focus on allocating resources and investment to therapeutic areas with significant potential, with a view to maximizing value creation and maintaining the Company's competitiveness in the short and medium term.

2.1.2 Partnerships

On January 28, 2026, Biophytis announced the signing of a memorandum of understanding regarding the establishment in Hong Kong of Biophytis Biopharmaceutical Holding Ltd, intended to develop and commercialize BIO101 for sarcopenia in Asia. The partnership provides for funding of up to $20 million over three years, including an initial payment of $3 million and a total of $10 million by the end of the first 12 months.
On June 2, 2026, the Company announced the filing of the incorporation documents for this joint venture in Hong Kong with its Asian partners, including Ronghui Renhe Life Technology. Biophytis is to contribute patents and a license to exploit BIO101 in China, Japan and South Korea, while the Asian partners are to provide the financial resources required for the product's clinical and regulatory development in Asia. An initial tranche of $3 million was expected upon completion of the transaction.
On March 12, 2026, Biophytis and LynxKite Technologies also announced the expansion of their collaboration in artificial intelligence-assisted drug discovery. This collaboration includes the computational longevity platform and the MASSIVE program, which focuses on developing new drug candidates targeting the Mas receptor.

2.1.3 Financing

ORNANE conversions – ATLAS agreement

Since December 31, 2025, the Company has converted 32 convertible bonds, representing a total amount of €0.8 million, resulting in the issuance of 15,289,122 new shares. On March 11, 2026, concurrently with the capital increase completed on that date, the Company repaid in cash all remaining variable-price convertible bond debt held by Atlas, in an amount of €1.025 million, thereby terminating this financing arrangement.

Refinancing through a capital increase

On March 11, 2026, the Company completed a capital increase with gross proceeds of €2.015 million through the issuance to several institutional investors of new shares with warrants attached, without shareholders' preferential subscription rights.

Alumni Capital Management LLC subscribed €1.25 million and Hexagon Capital Fund subscribed €0.30 million to this transaction. The proceeds were intended, in particular, to repay the variable-price convertible bond debt held by Atlas and to fund the Company's clinical programs.

The transaction resulted in the issuance of 30,957,144 new shares, 27,397,060 pre-funded warrants and 87,531,306 warrants. The new shares were issued at a price of €0.035 per share. The pre-funded warrants were issued at a price of €0.034, with an exercise price of €0.001 per share.

Restructuring of Kreos Capital debt

As part of this transaction, the terms of the **€1.225 million debt held by Kreos Capital** were amended, including an extension of its maturity to **July 1, 2029**. It bears neither interest nor a coupon until June 1, 2026, and its maturity has been extended to July 1, 2029.

Changes to the Hexagon Capital Fund financing facility

During the first half of 2026, the Company continued to draw on the bond financing facility established with Hexagon Capital Fund.
On February 26, 2026, the facility's maximum nominal amount was increased from €1 million to €2 million and its subscription period was extended to December 31, 2027.

As part of the March 2026 capital increase, the Company repaid €245,379 of non-convertible bond debt held by Hexagon Capital Fund.

On May 22, 2026, the terms of this facility were amended again to make it revolving, with repaid bonds restoring borrowing capacity within the contractual limit. The annual interest rate was also reduced from 12% to 10%.

During the first half of 2026, the Company subscribed for 1,050 non-convertible bonds (OS) with a total nominal amount of €1.05 million. During the same period, it repaid 600 OS in an amount of €0.6 million, including interest, through the set-off of receivables, resulting in the issuance of 30,016,009 new shares.

As of June 30, 2026, undrawn capacity under this facility amounted to €1.7 million.

2.1.4 Corporate governance

At the Annual General Meeting held on June 24, 2024, the terms of office of Stanislas Veillet, Nadine Coulm and Claude Allary as directors were renewed for three years. As of the date of this Report, the Board of Directors comprises four members, two of whom are independent:

- Stanislas Veillet, Chairman and Chief Executive Officer,
- Nadine Coulm (independent)
- Claude Allary (independent)
- Jean Mariani

2.1.5 Stock markets

On June 15, 2026, trading in Biophytis shares on Euronext Growth Paris was temporarily suspended due to the failure to publish, within the required timeframe, the annual financial report for the year ended December 31, 2025, following an operational delay in preparing the financial statements. Following publication of its 2025 annual financial statements, the Company announced on July 29, 2026 that trading in its shares on Euronext Growth Paris would resume.

2.2 Results of operations

2.2.1 Operating results

The operating result amounted to €(2,903) thousand for the six months ended June 30, 2026, compared with €(4,704) thousand for the six months ended June 30, 2025, and reflects research and development expenses and general and administrative expenses incurred during the six-month period, as detailed below. The Group recorded no revenue.

(amounts in thousands of euros)	06/30/2025	06/30/2026
Employee Benefits Expense	880	366
Other Purchases and External Expenses	392	254
Research Tax Credit	-	-
Other	87	116
Research and Development Expenses	**1 358**	**735**
Employee Benefits Expense	746	1 089
Other Purchases and External Expenses	2 469	928
Miscellaneous Expenses	131	151
General and Administrative Expenses	**3 346**	**2 168**
Operating Profit / (Loss)	**4 704**	**2 903**

Operating loss for the six months ended June 30, 2026 was €2.9 million, compared with €4.7 million for the six months ended June 30, 2025, a reduction of 38.3%. The substantial decrease in expenditure was partly offset by higher general and administrative expenses associated with refinancing and debt restructuring.

2.2.2 Net results

(amounts in thousands of euros)	06/30/2025	06/30/2026
Operating Profit / (Loss)	(4 704)	(2 903)
Net Finance Income / (Costs)	(54)	(124)
Exceptional Profit / (Loss)	-	-
Income Tax Expense / (Benefit)	(307)	(286)
Net Profit / (Loss)	(4 451)	(2 741)

The reduction in net loss was primarily driven by the reduction in operating loss. Net financial expense amounted to €124 thousand for the six months ended June 30, 2026, compared with €54 thousand for the six months ended June 30, 2025. The research tax credit (CIR) also declined in line with lower R&D expenditure.

2.3 Cash and financial position

Cash and liquid investments amounted to €267 thousand as of June 30, 2026, compared with €187 thousand as of December 31, 2025. The corresponding cash flow movements were as follows:

(amounts in thousands of euros)	06/30/2026
Net Cash Flows from Operating Activities	(1 480)
Net Cash Flows from Investing Activities	(219)
Net Cash Flows from Financing Activities	1 779

2.4 Events after the end of the six-month period

2.4.1 Preliminary financial results for 2025 and publication of the annual financial statements

On July 1, 2026, Biophytis announced its preliminary unaudited financial results for the year ended December 31, 2025 and its strategic outlook. The Company reported cash of €190 thousand as of December 31, 2025 and stated that its available resources were insufficient to fund its operations over the following twelve months. Based on the refinancing transactions completed in the first half of 2026, its plans and assumptions, and the availability of the Hexagon bond facility following the resumption of trading, the Company estimated at that time that it could fund its operations through September 30, 2026.

On July 29, 2026, Biophytis announced the publication of its 2025 annual financial statements, approved by the Board of Directors on July 24, 2026, and the resumption of trading in its shares on Euronext Growth Paris. The statutory auditors' report contains a disclaimer of opinion, notably due to uncertainties relating to going concern and the accounting treatment of certain equity transactions.

2.4.2 Development of the Hong Kong joint venture

On August 3, 2026, Biophytis provided an update on the implementation of its Hong Kong joint venture, Biophytis Biopharmaceutical Holding Limited, intended to develop BIO101 for sarcopenia in Asian markets.

The Company stated that discussions regarding the formalization of the Asian partners' initial contributions were ongoing. The contemplated financing includes contributions of up to $20 million over two years, intended in particular to support preparations for a Phase 3 clinical trial in sarcopenia. An initial contribution of $3 million was expected as part of the completion of the transactions contemplated between the parties, in consideration notably for the contribution of certain intellectual property rights relating to BIO101 in China, Japan and Korea.

2.4.3 Regulatory approval of the OBA clinical trial in obesity

On August 10, 2026, Biophytis announced that it had received authorization from the Brazilian Health Regulatory Agency (ANVISA) to initiate its Phase 2 OBA clinical trial evaluating BIO101 in obesity in Brazil.

This trial forms part of the development of the OBA program and the collaborations established with Blanver and Brazilian partners. At that time, trial initiation was planned for the first quarter of 2027.

2.4.4 Changes in the cash position

On August 31, 2026, Biophytis announced cash of approximately €3.0 million, reflecting in particular the exercise of the majority of the 2026 warrants and debt-to-equity conversions. This cash was expected to cover funding requirements through the first quarter of 2027.

2.4.5 Amendment to the OBA clinical trial protocol

On September 9, 2026, Biophytis announced that it had submitted to ANVISA an amendment to the protocol for the Phase 2 OBA clinical trial in obesity. This amendment aims to evaluate the potential of BIO101 to limit weight regain following discontinuation of semaglutide treatment. Additional regulatory submissions to the FDA and EMA are also being considered.

2.4.6 Capital increase and strengthening of the financial position

On September 11, 2026, Biophytis announced the completion of a capital increase with total gross proceeds of €5.3 million, comprising €4.75 million in cash contributions and €0.55 million corresponding to the repayment in shares of a portion of the debt owed to Hexagon Capital Fund.

The transaction provided for the issuance of 101,923,092 new shares with warrants attached, entitling holders to subscribe for 127,403,865 additional shares.

Following the transaction, the Company reported cash of €8.9 million and stated that it had reduced the outstanding balance of its debt to Hexagon Capital Fund from €1.2 million to €0.65 million. Based on the estimates disclosed by the Company, the transaction was expected to fund the Phase 2 clinical trial in obesity through the initial results anticipated in the first half of 2028 and to extend its funding runway to at least the first quarter of 2028.

2.5 Developments and outlook

The 2026 financial year represents a pivotal period for Biophytis, marked by the consolidation of its positioning in the development of treatments for age-related conditions, particularly obesity and sarcopenia. The Company will focus its priorities on BIO101 in these two complementary indications. In obesity, the focus is now on execution of the OBA trial, aimed in particular at preserving muscle function and limiting weight regain. In sarcopenia, preparations for SARA-31 depend on implementation of the Asian joint venture and securing the anticipated funding. The collaboration with LynxKite complements these priorities by supporting the discovery of new therapeutic candidates through artificial intelligence. The outlook remains dependent on disciplined resource allocation, the actual availability of the planned funding and clinical results.

Securing financing remains essential for Biophytis to continue its operations and initiate the next stages of clinical development. Strengthening financial resources addresses this need and improves funding visibility, without eliminating the funding requirements associated with program development.

2.6 Risk factors

The risk factors are of the same nature as those presented in Appendix 2, “Risks and uncertainties facing the Company,” of the 2025 Annual Financial Report.

For the risk relating to the Company’s financing, readers are referred to Note 1.2 to the separate financial statements as of June 30, 2026 presented below.

2.7 Related-party transactions

Related-party transactions are of the same nature as those presented in Note 18, “Related parties,” in Part 5, “Annual financial statements of BIOPHYTIS SA for the year ended December 31, 2025,” of the 2025 Annual Financial Report.

3. 3. Unaudited condensed interim financial statements for the six months ended June 30, 2026

Balance sheet – assets, equity and liabilities

(amounts in thousands of euros)	Notes	06/30/2026 Amounts	06/30/2026 Amort. Prov.	06/30/2026 Net amounts	12/31/2025 Net Book Values
Subscribed Capital Not Called		-	-	-	-
INTANGIBLE ASSETS					
Concessions, patents and similar rights		4 412	2 118	2 294	2 406
PROPERTY, PLANT AND EQUIPMENT					
Technical Installations, Equipment and Tools		412	369	43	40
Other Property, Plant and Equipment		228	219	9	12
Property, Plant and Equipment under Construction, Advances a		11	-	11	11
FINANCIAL ASSETS					
Other Equity Investments		296	296	-	-
Receivables from Equity Investments		2 654	2 533	122	-
TOTAL FIXED ASSETS		**8 013**	**5 534**	**2 479**	**2 468**
INVENTORIES AND WORK-IN-PROGRESS					
Advances and Prepayments on Orders		-	-	-	27
RECEIVABLES					
Other receivables	3	1 275	-	1 275	1 317
Prepaid expenses		36	-	36	63
OTHER CURRENT ASSETS					
Marketable securities	4	3	1	3	2
Cash and cash equivalents	4	268	-	268	187
TOTAL CURRENT ASSETS		**1 582**	**1**	**1 581**	**1 596**
Bond redemption premium		-	-	-	76
Translation difference - Assets		29	-	29	100
TOTAL ACTIF		**9 624**	**5 535**	**4 089**	**4 240**

(amounts in thousands of euros)	Notes	06/30/2026	12/31/2025
EQUITY			
Share capital	6	275	84
Share premiums (including merger and contribution premiums)	6	13 116	9 865
Retained earnings		(18 796)	(10 591)
NET INCOME (loss) for the year		(2 741)	(8 205)
TOTAL EQUITY		**(8 146)**	**(8 846)**
OTHER EQUITY INSTRUMENTS			
Conditional advances	7	850	895
TOTAL OTHER EQUITY INSTRUMENTS		**850**	**895**
PROVISIONS FOR LIABILITIES AND CHARGES			
Provisions for contingencies		262	317
Provisions for charges		28	28
TOTAL PROVISIONS		**290**	**346**
LIABILITIES			
Convertible bond borrowings	7	1 502	3 140
Other bond borrowings	7	1 128	1 127
Trade payables and related accounts	8	5 102	5 052
Tax and social liabilities	8	2 877	2 298
Other liabilities		390	222
TOTAL LIABILITIES		**10 998**	**11 840**
Translation difference - Liabilities		96	6
TOTAL LIABILITIES AND EQUITY		**4 089**	**4 240**

Income statement

(amounts in thousands of euros, except for share data)	NOTES	06/30/2025 6 months	06/30/2026 6 months
Other Income		12	-
Other Income		**12**	**-**
Research and Development Expenses, Net		2 653	1 878
General and Administrative Expenses		2 064	1 025
Operating Profit / (Loss)		**(4 704)**	**(2 903)**
Finance Costs		278	282
Finance Income		224	158
Net Finance Income / (Costs)		**(54)**	**(124)**
Profit / (Loss) Before Tax		**(4 758)**	**(3 027)**
Income Tax Expense		(307)	(286)
Net Profit / (Loss)		**(4 451)**	**(2 741)**

Statement of changes in equity

(in thousands of euros, except for share and per-share data)	Share Capital	Share Premium	Restricted Reserves	Accumulated Losses	Profit / (Loss) for the Period	TOTAL
12/31/2024	**734**	**4 390**	**-**	**(5 081)**	**(9 795)**	**(9 752)**
Appropriation of Prior-Year Profit / (Loss)	-	-	-	(9 386)	9 386	-
Net Profit / (Loss) for 2024	-	-	-	-	-	-
Share Capital Increase	927	1 380	-	-	-	2 307
Conversion of Bonds into Shares	1 648	3 258	-	-	-	4 906
Exercise of BSPCE	-	-	-	-	-	-
Exercise of Share Warrants	0	1 443	-	-	-	1 443
Subscription of Share Warrants	-	-	-	-	-	-
Vesting of Free Shares	195	(195)	-	-	-	-
Share Capital Reduction	(3 877)	-	-	3 877	-	-
Conversion of PFW	456	(411)	-	-	-	46
Profit / (Loss) for the Period	-	-	-	-	(7 796)	(7 796)
12/31/2025	**84**	**9 865**	**-**	**(10 591)**	**(8 206)**	**(8 847)**
Appropriation of Prior-Year Profit / (Loss)	-	-	-	(8 205)	8 205	-
Net Profit / (Loss) for 2025	-	-	-	-	-	-
Share Capital Increase	62	1 953	-	-	-	2 015
Conversion of Bonds into Shares	91	1 023	-	-	-	1 114
Exercise of BSPCE	-	-	-	-	-	-
Exercise of Share Warrants	4	-	-	-	-	4
Subscription of Share Warrants	-	-	-	-	-	-
Vesting of Free Shares	-	-	-	-	-	-
Share Capital Reduction	-	-	-	-	-	-
Conversion of PFW	34	275	-	-	-	309
Profit / (Loss) for the Period	-	-	-	-	(2 741)	(2 741)
06/30/2026	**275**	**13 116**	**-**	**(18 796)**	**(2 742)**	**(8 146)**

Statement of cash flows

(amounts in thousands of euros)	06/30/2026 6 months
Cash Flows from Operating Activities	
Net Profit / (Loss)	**(2 741)**
Depreciation, Amortisation and Impairment of Property, Plant and Equipment and Intangible Assets	125
(-) Reversal of Depreciation, Amortisation and Impairment of Non-current Assets	0
(-) Impairment / Reversal of Impairment of Marketable Securities and Treasury Shares	(0)
(+) Financial Asset Impairment Charges	83
(-) Reversal of Financial Asset Impairment	-
(+) Provisions and Reversals of Provisions	(56)
(-) Research Tax Credit for the Period	(286)
Other Non-cash Items	147
Cash Flows from Operating Activities Before Changes in Working Capital	**(2 728)**
	-
(+) Changes in Working Capital (Net of Impairment of Trade Receivables and Inventories)	**-**
(Increase) / Decrease in Trade Receivables	-
(Increase) / Decrease in Other Receivables	298
Increase / (Decrease) in Trade Payables	(4)
Increase / (Decrease) in Tax and Social Security Liabilities	689
Increase / (Decrease) in Other Payables and Liabilities	265
Net Cash Flows from Operating Activities	**(1 480)**
	-
Cash Flows from Investing Activities	**-**
Purchases of Intangible Assets and Property, Plant and Equipment	(15)
Purchases of Other Financial Assets	(204)
Proceeds from Disposal of Intangible Assets and Property, Plant and Equipment	-
Net Cash Flows from Investing Activities	**(219)**
	-
Cash Flows from Financing Activities	**-**
Share Capital Increase	191
Share Premium	1 824
Exercise of Share Warrants and BSPCE	33
Proceeds from Grants	0
Proceeds from Research Tax Credit Pre-financing, Net of Deposit	0
Proceeds from Repayable Advances	0
Repayment of Repayable Advances	(45)
Interest Paid	-
Proceeds from Issuance of Convertible and Non-convertible Bonds	1 050
Repayment of Convertible and Non-convertible Bonds	(1 275)
Net Sales / (Purchases) of Treasury Shares	0
Bond Issuance Costs	-
Other Cash Flows from Financing Activities	-
Net Cash Flows from Financing Activities	**1 779**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**-**
Net Increase / (Decrease) in Cash and Cash Equivalents	**80**
	-
Cash and Cash Equivalents at Beginning of Period	**187**
Cash and Cash Equivalents at End of Period	**267**

Notes to the condensed interim financial statements

The following information constitutes the notes to the condensed interim separate financial statements for the six months ended June 30, 2026, with comparative information for the year ended December 31, 2025 for balance sheet items and for the six months ended June 30, 2025 for income statement items.

The condensed interim financial statements were prepared under the responsibility of the Company's management and were authorized for issue by the Board of Directors on October 26, 2026.

Unless otherwise indicated, the condensed interim financial statements are presented in thousands of euros. Certain amounts may have been rounded in calculating the financial information contained in the condensed consolidated interim financial statements. Accordingly, totals in certain tables may not correspond exactly to the sum of the preceding figures.

Biophytis is hereinafter referred to as "Biophytis" or the "Company."

Note 1: Accounting principles, rules and policies

1.1 Statement of compliance

The interim separate financial statements of Biophytis as of June 30, 2026 have been prepared in accordance with the applicable French laws and regulations, in particular ANC Regulation No. 2014-03 relating to the French General Chart of Accounts (Plan comptable général), in the version applicable to the reporting period.

They have been prepared in accordance with French accounting principles applicable to separate financial statements, observing the principles of compliance, good faith and a true and fair view.

The accounting policies applied are described in the notes to the interim separate financial statements. Any significant changes in accounting policies, estimates or presentation are disclosed in these notes.

The interim separate financial statements comprise the balance sheet, income statement and related notes.

1.2 Going concern

On October 26, 2026, the Board of Directors approved the interim separate financial statements as of June 30, 2026, prepared on a going concern basis.

Given its stage of development, BIOPHYTIS does not currently generate recurring revenue from product commercialization and remains dependent on securing external financing to continue its research and development activities and fund its operating requirements.

Since January 1, 2026, the Company has strengthened its financial position through two capital increases. The March 2026 transaction generated gross cash proceeds of €2.015 million, of which €1.025 million was used to repay in full the variable-price convertible debt held by Atlas Capital, thereby reducing the Company's indebtedness. The subsequent exercise of all warrants attached to that transaction generated an additional €2.8

million. The September 2026 capital increase, with gross proceeds of €5.3 million, provided €4.75 million in cash, with the remaining €0.55 million representing the repayment in shares of a portion of the Hexagon debt. On September 11, 2026, the Company disclosed a liquidity position of €8.9 million, comprising available cash and undrawn capacity under the Hexagon facility.

As of the date these financial statements were approved, based on its current transactions (particularly the financing of the OBA trial), plans (including the reduction of current debt) and assumptions reviewed by the Board of Directors on October 26, 2026, the Company estimates that it can fund its operations through the first quarter of 2028.

Based on these factors, the Board of Directors adopted the going concern assumption in preparing the 2026 interim financial statements.

1.3 Accounting principles

The interim financial statements have been prepared in accordance with ANC Regulation No. 2014-03 relating to the French General Chart of Accounts (PCG), as amended by ANC Regulation No. 2022-06. No changes have been made to measurement or presentation policies. Accounting conventions have been applied in accordance with the principle of prudence and the following fundamental principles:

- Going concern;
- Consistency of accounting policies; and
- Accrual accounting.

Note 2: Non-current assets

2.1 Intangible assets

Intangible assets consist primarily of patents, acquired trademarks and capitalized costs relating to the initial public offering project.

Intangible assets are measured at acquisition cost or production cost.

Assets with finite useful lives are amortized on a straight-line basis over their useful lives to the Company, as follows:

Asset category	Amortization period
Acquired patents	Estimated useful life of the patents (19 to 20 years) – Straight-line
Software	3 to 5 years – Straight-line

Intangible assets are tested for impairment whenever an indication of impairment is identified. The test compares the carrying amount of these assets with future cash flows based on medium-term plans. Where the carrying amount exceeds the present value of future cash flows, an impairment loss is recognized for the difference between that present value and the carrying amount.

Patent registration costs and product research and development expenditure are expensed as incurred.

2.2 Property, plant and equipment

Property, plant and equipment are measured at acquisition cost (purchase price and directly attributable costs) or at the Company's production cost.

Assets are depreciated over their actual expected useful lives.

The principal depreciation periods and methods applied are as follows:

Asset category	Depreciation period
Laboratory equipment	3 to 5 years – Straight-line
Fixtures and fittings	3 to 5 years – Straight-line
Office and IT equipment	3 to 5 years – Straight-line
Office furniture	3 to 5 years – Straight-line

GROSS CARRYING AMOUNTS OF INTANGIBLE ASSETS	31/12/2025	Additions	Disposals	30/06/2026
Start-up and development costs	-	-	-	-
Other intangible assets	4 412	-	-	4 412
Intangible assets under development, advances and prepayments	-	-	-	-
Total intangible assets	**4 412**	**-**	**-**	**4 412**
Technical installations, machinery and equipment	397	15	-	412
Fixtures, fittings and improvements	88	-	-	88
Office and IT equipment, furniture	139	-	-	139
Property, plant and equipment under construction, advances and prepayments	11	-	-	11
Total property, plant and equipment	**636**	**15**	**-**	**651**
TOTAL	**5 048**	**15**	**-**	**5 063**

AMORTISATION, DEPRECIATION AND IMPAIRMENT OF NON-CURRENT ASSETS (Amounts in EUR thousands)	Useful life / Rate	Method	31/12/2025	Charge	Reversals	Other movements (1)	30/06/2026
Formation and development costs							-
Other intangible assets	20 years	Straight-line	2 007	112			2 118
Total intangible assets			**2 007**	**112**	**-**	**-**	**2 118**
Industrial plant, machin	3 to 5 years	Straight-line	357	12			369
Fixtures, fittings and im	3 to 5 years	Straight-line	81	1			82
Office and IT equipmer	3 to 5 years	Straight-line	135	1			137
Assets under construction			11				11
Total property, plant and equipment			**585**	**14**	**-**	**-**	**599**
TOTAL			**2 591**	**125**	**-**	**-**	**2 717**

2.3 Financial assets

Investments in subsidiaries and other equity interests are recognized on the balance sheet at acquisition cost. Their value is reviewed annually by reference to their value in use, taking into account, in particular, the subsidiary's current and projected profitability and the share of equity held. Where value in use falls below acquisition cost, an impairment allowance is recognized as appropriate.

Loans and receivables are measured at nominal value. Where necessary, an impairment allowance is recognized to reduce these items to their value in use at the reporting date.

GROSS CARRYING AMOUNTS OF FINANCIAL ASSETS (Amounts in EUR thousands)	31/12/2025	Additions	Disposals	30/06/2026
Other equity investments	296	-	-	296
Receivables related to equity investments	2 450	332	128	2 654
Other financial assets	0	-	-	0
Total financial assets	**2 746**	**332**	**128**	**2 950**

IMPAIRMENT OF FINANCIAL ASSETS (Amounts in EUR thousands)	31/12/2025	Impairment losses	Reversals	30/06/2026	Net carrying amounts 30/06/2026
Other equity investments	296	-	-	296	-
Receivables related to equity investments	2 450	97	14	2 533	122
Other financial assets	-	-	-	-	0
Total financial assets	**2 746**	**97**	**14**	**2 828**	**122**

Note 3: Other receivables

(Amounts in EUR thousands)	12/31/2025	6/30/2026
Research tax credit	572	189
Value-added tax	613	613
Prepaid expenses	63	36
Supplier advances and debit balances	27	-
Other	416	430
Total other receivables	**1 690**	**1 268**

The "research tax credit (CIR)" line item comprises French research tax credit receivables of €264 thousand for 2025 and €189 thousand for the first half of 2026, assigned to Neftys under research tax credit pre-financing arrangements. In the absence of taxable income, the research tax credit receivable is eligible for early reimbursement in the year following its recognition.

Note 4: Cash and cash equivalents

(Amounts in EUR thousands)	12/31/2025	6/30/2026
Cash	187	267
Cash equivalents	-	-
Total cash and cash equivalents	**187**	**267**

Note 5: Share capital

As of June 30, 2026, share capital amounted to €275,438.75 and comprised 137,722,163 fully paid-up shares with a par value of €0.002 each.

Changes in share capital during the first half of 2026 were as follows:

	Number of shares	Nominal amount
		(in thousands of euros)
Share capital as of December 31, 2025	42 121 348	84
Capital increase (1)	30 957 144	62
Conversion of convertible bonds (2)	45 305 131	91
Exercise of warrants (3)	2 765	2
Vesting of free shares (4)	1 100 000	2
Exercise of pre-funded warrants (5)	18 235 775	34
Share capital as of June 30, 2026	137 722 163	275

(1) The Company completed a capital increase during the first half of 2026:

On March 11, 2026, the Company completed a capital increase without shareholders' preferential subscription rights, with gross proceeds of €2,015 thousand, including the share premium. The transaction resulted in the issuance of 30,957,144 new ordinary shares at a price of €0.035 per share, comprising €0.002 in par value and €0.033 in share premium, together with 27,397,060 pre-funded warrants and 87,531,306 warrants.

(2) The Company completed several bond conversions during the first half of 2026:

i. Variable-rate ORNANE convertible bonds held by ATLAS were converted in an amount of €800,000, corresponding to 32 convertible bonds (OC) with a nominal value of €25,000 each, resulting in the issuance of 15,289,122 new shares. As of the date of this report, no variable-rate convertible bonds remain outstanding.

ii. Fixed-rate HEXAGON convertible bonds were converted in an amount of €603,490, including interest, resulting in the issuance of 30,016,009 new shares.

(3) Following the exercise of warrants during the period, share capital increased by €2 thousand through the issuance of 2,765 shares, with a total share premium of €13 thousand.

(4) A total of 1,100,000 free shares vested during the six-month period, resulting in a €2 thousand increase in share capital.

(5) During the first half of 2026, the exercise of pre-funded warrants resulted in the following capital increases:

– Alumni Capital: a €32 thousand increase in share capital resulting from the issuance of 17,105,775 new shares. As of the date of this report, 10,291,285 warrants remained unexercised and could result in the issuance of an equivalent number of new shares.

– Armistice Capital: a €2 thousand increase in share capital resulting from the issuance of 1,130,000 new shares. As of the date of this report, all pre-funded warrants had been exercised.

Note 6: Warrants, founder warrants and free share awards

The shares that may be issued in connection with warrants, founder warrants and free share awards granted by the Company, as disclosed in this note, correspond to the New Shares resulting from the reverse share split implemented on May 3, 2024, except for those issued following the restructuring in early January 2025.

Share subscription warrants ("BSA")

On March 11, 2026, the Company announced the completion of a capital increase. The transaction resulted in the issuance of 30,957,144 new ordinary shares, each with one share subscription warrant (BSA) attached, at a price of €0.035 per share, and 27 397 0605 692 308 pre-funded warrants, each with one share subscription warrant attached, at €0.035 per pre-funded unit; representing a total of 15,692,230 new BSA at a unit price of €0.035, comprising €0.002 in par value and €0.033 in share premium, together with 27,397,060 pre-funded warrants and 87,531,306 warrants.

Changes in the number of warrants outstanding as of June 30, 2026 were as follows:

Type	Grant date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		31/12/2025	Granted	Exercised	Lapsed	30/06/2026	
Warrants 2020	07/04/2020	2 434 230				2 434 230	6 086
Warrants 2021	17/06/2022	398 476				398 476	996
Warrants 2022	14/04/2023	927 233				927 233	2 318
Warrants 2023-7	18/07/2023	1 333 334		(1 333 334)		-	-
Redeemable warrants 2023-11	17/11/2023	203 844 606		(1 104 800)		202 739 806	506 850
Redeemable warrants 2025-01	26/03/2025	9 999 922				9 999 922	9 999 922
Redeemable warrants 2025-02	26/03/2025	1 130 000		(1 130 000)		-	-
Warrants 2026-01	26/03/2025		46 435 716			46 435 716	46 435 716
Warrants 2026-02	26/03/2025		41 095 590			41 095 590	41 095 590
Total		**220 067 801**	**87 531 306**	**(3 568 134)**	**-**	**304 030 973**	**98 047 477**

BSA2020, BSA2023-07 and BSA2023-11 were issued in connection with financing transactions, while BSA2021 and BSA2022 were granted to members of the Board of Directors.

Founder warrants ("BSPCE")

No BSPCE were granted during the first half of 2026, as the Company has no longer met the eligibility criteria since 2022 (incorporated more than 15 years ago).

Changes in the number of BSPCE outstanding as of June 30, 2026 were as follows:

Type	Grant date	Number of warrants outstanding					Maximum number of shares that may be subscribed
		31/12/2025	Granted	Exercised	Lapsed / adjustments	30/06/2026	
BSPCE$_{2019}$	04/03/2020	1 307 135			-	1 307 135	3 234
BSPCE$_{2020}$	12/22/2020	760 731			0	760 731	1 838
BSPCE$_{2021}$	9/15/2021	3 427 488			-	3 427 488	6 537
TOTAL		**5 495 354**	**0**	**0**	**0**	**5 495 354**	**11 609**

Free share awards ("AGA")

On April 7, 2026, the Company granted 5,000,000 AGA2026 awards, each entitling its beneficiary to receive one ordinary share of the Company free of charge. A total of 5,000,000 shares will vest on April 7, 2027 and are subject to a one-year holding period. In addition, the Company granted 4,000,000 free shares to the Chief Executive Officer on April 7, 2026. These AGA2026 awards are subject to a one-year continued-service condition followed by a one-year holding period.

Changes in the number of unvested AGA as of June 30, 2026 were as follows:

Type	Grant date	Number of awards outstanding					Maximum number of shares that may be acquired
		31/12/2025	Granted	Vested	Forfeited	30/06/2026	
Free shares 2023	23/01/2024	135 000				135 000	135 000
Free shares 2023	05/02/2024	108 750				108 750	108 750
Free shares 2025	16/05/2025	1 100 000				1 100 000	1 100 000
Free shares 2025	16/05/2025	870 000				870 000	870 000
Free shares 2026	16/05/2025		9 000 000			9 000 000	9 000 000
TOTAL		**2 213 750**	**9 000 000**	**0**	**0**	**11 213 750**	**11 213 750**

Note 7: Borrowings and financial debt

(amounts in thousands of euros)	31/12/2025	30/06/2026
Refundable advances	895	850
Non-convertible bonds	1 127	1 127
Convertible bonds issued to Atlas	437	437
Convertible bonds issued to Kreos	530	530
Convertible bonds issued to Hexagon	101	300
	-	-
Accrued interest payable	247	235
Total financial debt	**3 337**	**3 479**

Breakdown of financial debt as of June 30, 2026 by maturity, at carrying amount

(amounts in thousands of euros)	30/06/2026	Current	Non-current	
		< 1 year	1 to 5 years	> 5 years
Refundable advances	850	850	-	-
Non-convertible bonds	1 127	520	607	-
Convertible bonds issued to Atlas	437	437	-	-
Convertible bonds issued to Kreos	530	530	-	-
Convertible bonds issued to Hexagon	300	300	-	-
	-	-	-	-
Accrued interest payable	235	235	-	-
Total financial debt	**3 479**	**2 872**	**607**	**-**

7.1 Repayable advances

(amounts in thousands of euros)	AFM - Téléthon	Bpifrance BIO 201	Total
As of December 31, 2025	**400**	**495**	**895**
(+) Proceeds received			
(-) Repayment		(45)	(45)
Finance costs			
As of June 30, 2026	**400**	**450**	**850**

Breakdown of repayable advances by maturity, at repayment amount:

(amounts in thousands of euros)	AFM - Téléthon	Bpifrance BIO 201	Total
As of June 30, 2026	**400**	**450**	**850**
Due within one year	400	120	**520**
Due between one and five years		330	**330**

7.2 Convertible and non-convertible bond borrowings

In early January 2025, Biophytis completed a comprehensive restructuring of its convertible bond financing instruments under an overall agreement with its principal financing partners, Kreos Capital and Atlas Special Opportunities LLC.

The transaction was intended to simplify the bond liability structure, rebalance debt maturities and enhance the Company's financial flexibility to support its clinical development programs in 2025 and 2026.

Under the agreements signed on January 3, 2025, all convertible bonds outstanding under previous agreements, notably the Atlas 2021 Agreement and the Kreos 2020/2022 Agreement, were canceled and replaced by:

- Two new fixed-rate convertible bond instruments with a common maturity, held by Kreos and Atlas,
- A variable-rate bond borrowing held by Atlas (ORNANE),
- And a new non-convertible bond borrowing held by Kreos.

7.2.1 Atlas/Kreos fixed-rate convertible bond borrowings

The restructuring completed on January 3, 2025 resulted in the cancellation of the convertible bonds outstanding under previous financing arrangements and the creation of two new convertible bond borrowings ("Atlas 2025" and "Kreos 2025"), with a total nominal amount of €5,687,031 and a maturity date of December 31, 2026 for each:

	Issue date	**Maturity date**	**Total nominal amount (€)**	**Number of convertible bonds issued**
Atlas 2025	**January 3, 2025**	**December 31, 2026**	2 883 210	2 883 210
Kreos 2025	**January 3, 2025**	**December 31, 2026**	2 803 821	2 803 821
Total	**—**	**—**	**5 687 031**	**5 687 031**

Changes in fixed-rate convertible bond borrowings as of June 30, 2026 were as follows:

	FIXED-RATE CONVERTIBLE BONDS (OCA) €0.30					As of	June 30, 2026
	Initial date	**At inception**			**Number of shares delivered**	Fixed-rate OCA outstanding (€0.30)	
		Number of convertible bonds	Potential shares to be delivered (€0.30)	**Debt amount (€)**	Year 2025	Amount (€)	Shares to be delivered
Atlas	03/01/2025	2 883 210	9 610 700	**2 883 210**	8 152 680	**437 406**	**1 458 020**
Kreos	03/01/2025	2 803 821	9 346 070	**2 803 821**	7 580 580	**529 647**	**1 765 490**
	TOTAL	5 687 031	18 956 770	**5 687 031 €**	15 733 260	**967 053 €**	**3 223 510**

The convertible bonds issued under this restructuring retain the financial and contractual framework of the previous agreements, while incorporating adjustments intended to limit potential dilution and align debt maturities with the Company's operating requirements.

Conversion terms

These convertible bonds were issued without a coupon, with holders entitled to convert all or part of their debt into new or existing shares at a conversion ratio of 3 to 1. The number of new shares to be issued to convertible bond holders upon submission of a conversion notice will equal the result of the following formula:

$$Nac = RC \times Noc$$

Where:

Nac is the number of new shares to be issued ("Conversion Shares"),

RC is the conversion ratio ("Conversion Ratio"), and

Noc is the nominal amount of the convertible bonds to be converted pursuant to the conversion notice ("Conversion Notice").

If Nac is not a whole number, the number of new shares will be rounded as follows:

- If the first decimal digit is greater than or equal to 5, Nac will be rounded up to the next whole number,
- If the first decimal digit is less than 5, Nac will be rounded down to the previous whole number.

The conversion ratio will equal the result of the following formula:

$$RC = 1 / 0.3$$

The bonds held by Kreos and Atlas rank pari passu and may be converted at any time from the issue date. Accordingly, at inception, the total number of new shares issuable upon full conversion of the convertible bonds was 9,610,700. On August 28, 2026, all debt held by KREOS, amounting to €529,647, was repaid through conversion, resulting in the issuance of 1,765,090 new shares. As of the publication date of this 2026 half-year financial report, the remaining debt held by ATLAS amounts to €437,406 and could result in the issuance of 1,458,020 new shares.

7.2.2 ATLAS variable-rate convertible bond borrowing (ORNANE)

The Atlas ORNANE financing was fully settled in March 2026.
As of December 31, 2025, the outstanding Atlas ORNANE bond balance amounted to €1,825,000. Between that date and the repayment in March 2026, 80 convertible bonds were converted for a total amount of €800,000, resulting in the issuance of 15,289,122 new shares and reducing the outstanding balance to €1,025,000. This balance was repaid in full in cash from the proceeds of the capital increase whose completion was announced on March 11, 2026. Following these transactions, the Atlas ORNANE debt was fully extinguished and no balance remained outstanding.

7.2.3 KREOS 2025 non-convertible bond borrowing

As part of the restructuring of its financial debt, Biophytis also entered into a new financing agreement with Kreos Capital (now Kreos/BlackRock) on January 3, 2025 for an amount of €1,002,084, replacing the previous non-convertible borrowing. This agreement formed part of the broader financial reorganization announced on January 8, 2025, concurrently with the establishment of the new Atlas 2025 and Kreos 2025 convertible bonds.

On March 5, 2026, Biophytis entered into an amendment with Kreos Capital VI (UK) Limited to reschedule its bond debt. The agreement defers principal and interest payments until June 1, 2026, with interest accrued from

(amounts in thousands of euros)	31/12/2025	30/06/2026
Employees and related accounts	524	692
Social security and other social welfare bodies	1 635	2 015
Other taxes and similar payments	140	170
Total tax and social security liabilities	**2 298**	**2 877**

June 1, 2025 to May 31, 2026 capitalized, bringing the nominal amount of the debt to €1.225 million. From June 1, 2026, the debt bears interest at an annual rate of 12.5% and is repayable in monthly installments of €40 thousand through June 2029, followed by a final installment in July 2029. This rescheduling deferred debt service until June 2026 and spread repayment over three years. In addition, if new equity financing exceeding a specified threshold is completed during the repayment period, a fixed percentage of the proceeds of each such financing must be used to prepay the outstanding principal.

Note 8: Other current liabilities

8.1 Trade payables

(amounts in thousands of euros)	31/12/2025	30/06/2026
Research and development trade payables	4 692	2 055
General and administrative trade payables	360	3 046
Total trade payables	5 052	5 102

Trade payables amounted to €5,102 thousand as of June 30, 2026, compared with €5,052 thousand as of December 31, 2025, remaining broadly stable over the period. They primarily comprise €2,055 thousand of payables relating to research and development activities and €3,046 thousand relating to general and administrative expenses.

8.2 Tax and payroll-related liabilities

The increase in payroll-related liabilities as of June 30, 2026 reflects, in particular, the cash constraints experienced by the Company during the first half of 2026.

Note 9: Operating expenses by function

9.1 Research and development expenses

(amounts in thousands of euros)	30/06/2025	30/06/2026
Personnel expenses	880	366
Other purchases and external expenses	392	254
Other	87	116
Research and development expenses	**1 358**	**735**
Research tax credit	572	286
Grants	-	
Grants	**-**	**-**
Research and development expenses, net	**1 930**	**1 021**

9.2 General and administrative expenses

(amounts in thousands of euros)	30/06/2025	30/06/2026
Personnel expenses	746	**1 089**
Other purchases and external expenses	2 469	**928**
Other	131	**151**
Research tax credit	-	-
General and administrative expenses, net	**3 346**	**2 168**

For the six months ended June 30, 2026, net R&D expenses decreased by 47% to €1,021 thousand, primarily due to lower personnel expenses and external purchases. The research tax credit amounted to €286 thousand, compared with €572 thousand for the six months ended June 30, 2025. Net general and administrative expenses decreased by 35% to €2,168 thousand, primarily due to lower purchases and external expenses, partly offset by higher personnel expenses.

Note 10: Net financial income and expenses

(amounts in thousands of euros)	30/06/2025	30/06/2026
Interest and similar expenses	(154)	**(92)**
Amortization, impairment and provision expenses	(125)	**(188)**
Other financial expenses	-	**(2)**
Other interest and similar income	-	**-**
Reversals of impairment and provisions	157	**100**
Other financial income	67	**58**
Foreign exchange gains and losses	-	**-**
Total financial income and expenses	**(54)**	**(124)**

Note 11: Earnings per share

	30/06/2026
Net income (loss) attributable to ordinary equity holders	**- 2 741 222**
Number of shares issued	137 722 163
Number of treasury shares	
Number of shares outstanding (excluding treasury shares)	**137 722 163**
Share subscription warrants	98 047 477
Founder warrants	-
Shares issuable upon conversion of convertible bonds	1 458 020
Free shares	11 213 750
Number of issued and potential shares (excluding treasury shares)	**248 441 410**
Weighted-average shares outstanding (excluding treasury shares)	92 755 785
Earnings (loss) per share in euros	**- 0,01990 €**

Potential dilutive shares arising from the exercise of warrants, conversion of bonds or vesting of free shares		110 719 247
Weighted-average outstanding and potential shares (excluding treasury shares)		120 435 597
Diluted earnings (loss) per share in euros (*)	**-**	**0,01103 €**

Note 12: Related parties

No new material transactions were entered into with the Company's related parties during the first six months of 2026.

Note 13: Off-balance sheet commitments

Off-balance sheet commitments have not changed materially since December 31, 2025.

Note 14: Subsequent events

On July 1, 2026, the Company published its preliminary unaudited financial results for the year ended December 31, 2025. Cash amounted to €190 thousand as of December 31, 2025. Based on its financing assumptions, the Company estimated at that time that it could fund its operations through September 30, 2026.

On July 29, 2026, the Company announced the publication of its 2025 annual financial statements, approved by the Board of Directors on July 24, 2026, and the resumption of trading in its shares on Euronext Growth Paris. The statutory auditors' report contains a disclaimer of opinion, notably due to uncertainties relating to going concern and the accounting treatment of certain equity transactions.

On August 3, 2026, the Company continued the development of its Hong Kong joint venture, Biophytis Biopharmaceutical Holding Limited, intended in particular to develop BIO101 for sarcopenia in Asian markets. Discussions regarding the formalization of the Asian partners' initial contributions were ongoing under a contemplated overall financing arrangement of up to $20 million.

On August 10, 2026, the Company obtained authorization from the Brazilian Health Regulatory Agency (ANVISA) to initiate its Phase 2 OBA clinical trial evaluating BIO101 in obesity in Brazil.

After June 30, 2026, all 85,227,384 warrants issued in connection with the March 2026 capital increase were exercised, resulting in the issuance of 85,227,384 new shares and generating total proceeds of €2.8 million for the Company.

On September 9, 2026, the Company submitted to ANVISA a request to amend the protocol for its Phase 2 OBA clinical trial to evaluate the potential of BIO101 to limit weight regain following discontinuation of semaglutide treatment.

On September 11, 2026, the Company completed a capital increase with gross proceeds of €5.3 million, comprising €4.75 million in cash contributions and €0.55 million corresponding to the partial conversion into shares of debt owed to Hexagon Capital Fund. The transaction resulted in the issuance of 101,923,092 new shares with warrants attached, entitling holders to subscribe for up to 127,403,865 additional shares.

Following this transaction, the Company's cash amounted to €8.9 million and the outstanding balance of its debt to Hexagon Capital Fund was reduced from €1.2 million to €0.65 million. The transaction is expected to enable the Company to fund its Phase 2 clinical trial in obesity through the initial results anticipated in the first half of 2028 and extend its funding runway to at least the first quarter of 2028.